UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Amera Resources Corporation
 (Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

02351 P 105
(CUSIP Number)

Robert S. McCormack, Esq., 455 Sherman Street, Suite 300, Denver, CO 80203, 303-777-3737
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 19, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02351 P 105                                                                                              Page 2 of 6

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS NIKOLAOS CACOS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (See Instructions) (b) [ x ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO, BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 959,136
	8	SHARED VOTING POWER 566,277
	9	SOLE DISPOSITIVE POWER 959,136
	10	SHARED DISPOSITIVE POWER 566,277
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,525,413
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON (See Instructions) IN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 02351 P 105                                                                                                Page 3 of 6

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common shares, no par value, of Amera Resources Corporation (the “Issuer”).  The Issuer’s principal executive offices are located at Suite 709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, CANADA.

Item 2.                 Identity and Background.

This Amendment No. 3 amends the Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on April 14, 2005, Amendment No. 1 to Schedule 13D ("Amendment No. 1") filed with the Securities and Exchange Commission March 1, 2006, and Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission February 23, 2007, on behalf of Nikolaos Cacos with respect to the common stock of the Issuer.

Mr. Cacos’ beneficial ownership includes shares held by Mr. Cacos’ family trust account (NAC Investments) and shares held by his wife, Aspasia Cacos.

Mr. Cacos is a citizen and resident of Canada. Mr. Cacos’ business address is Suite 709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, CANADA.  Mr. Cacos is the President, Chief Executive Officer and a Director of the Issuer.

Aspasia Cacos is a citizen and resident of Canada. Mrs. Cacos is a Pediatric Neurology Resident at British Columbia Children’s Hospital which is located at 4480 Oak Street, Vancouver, British Columbia V6H 3V4.

During the last five years, Mr. Cacos has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

During the last five years, Mrs. Cacos has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.                 Source and Amount of Funds or Other Consideration.

Mr. Cacos has acquired shares of the Issuer’s common stock from various sources, including, but not limited to, purchases from the Issuer in private offerings, purchases from private individuals and entities, and purchases in the open market. In addition, Mr. Cacos has sold shares in private transactions and through the public market. Except for stock options granted to Mr. Cacos and Mrs. Cacos under the Issuer’s stock option plan, all of the transactions were funded through Mr. Cacos’ personal funds or through funds borrowed on a personal line of credit from Royal Bank of Canada.

Except as disclosed below, there have been no acquisitions or dispositions of the Issuer’s common shares made by Mr. Cacos within the last 60 days. During the last 60 days, Mr. Cacos has acquired and disposed of shares of the Issuer’s common stock, as follows:

CUSIP No. 02351 P 105                                                                                                Page 4 of 6

Date Of Transaction	No. of Shares Acquired or (Disposed)	Purchase/ Sale Price CDN$	Source of Funds (personal, bank, working capital, affiliate, from the Issuer, other)	Method of Acquisition or Disposition (private/public)
January 31, 2008	10,000 acquired	$0.17	Personal	Public
February 1, 2008	5,500 acquired	$0.17	Personal	Public
February 20, 2008	34,500 acquired	$0.16	Personal	Public
February 7, 2008	24,000 acquired	$0.19	Personal	Private
February 02, 2008	200,000 disposed (Warrants)	Expiration	Not applicable	Not applicable

Item 4.                 Purpose of Transaction.

(a)	Mr. Cacos is holding his shares of the Issuer for investment purposes but may transfer or sell the shares and may acquire additional shares, as necessary.

Except for transactions in his capacity as an officer and director of the Issuer, Mr. Cacos has no other present plans or proposals that relate to or would result in:

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any subsidiary thereof;

(c)	a sale or transfer of a material amount of assets of the Issuer or any subsidiary thereof;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter or bylaws, or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Issuer to be delisted from a stock exchange or to cease to be authorized to be quoted on NASDAQ;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

(j)	any action similar to any of those enumerated above.

Notwithstanding the foregoing, Mr. Cacos will continue to review his investment in the Issuer and reserves the right to change his intentions with respect to any or all of such matters.

Item 5.                 Interest in Securities of the Issuer.

(a)
As of March 15, 2008, Mr. Cacos owned beneficially 1,525,413 (4.3% based upon based upon 34,506,036 shares outstanding as of March 15, 2008) of the Issuer’s common shares. Mr. Cacos’ beneficial ownership includes:

CUSIP No. 02351 P 105                                                                                                Page 5 of 6

(i)	663,413 shares of common stock owned as follows:
a.	221,636 shares of common stock owned of record directly by Mr. Cacos;
b.	67,000 shares of common stock owned of record by Aspasia Cacos; and
c.	374,777 shares of common stock owned of record by NAC Investments Inc.
(ii)	options to acquire 562,000 shares of common stock owned by Mr. Cacos, the terms of which are as follows:
a.	options to acquire 125,000 common shares at CDN$0.60 per share exercisable until December 12, 2008;
b.	options to acquire 50,000 common shares at CDN$0.90 per share exercisable until April 2, 2009;
c.	options to acquire 75,000 common shares at CDN$0.60 per share exercisable until July 11, 2011; and
d.	options owned by Mrs. Cacos to acquire 24,500 shares of common stock at CDN$0.90 per share exercisable until April 2, 2009.
(iii)	warrants to acquire 300,000 shares of common stock the terms of which are as follows:
a.	warrants to acquire 200,000 shares of common stock owned by Mr. Cacos, at a price of CDN$0.45 per share exercisable until December 8, 2008; and
b.	warrants to acquire 100,000 shares of common stock at a price of CDN$0.45 per share exercisable by NAC Investments until December 8, 2008.

(b)
Mr. Cacos has the sole power to vote or direct the vote and to dispose or direct the disposition of 959,136 shares of the Issuer’s common stock. Mr. Cacos shares with his wife, Aspasia Cacos, the power to vote or direct the vote and to dispose or direct the disposition of 566,277 shares of the Issuer’s common stock beneficially owned by Mr. Cacos.

(c)	During the prior 60 days, Mr. Cacos did not have any transactions in the shares of the Issuer, other than as described above in Item 3. See “Item 3. Source and Amount of Funds or Other Consideration.”

(d)
No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of securities held by Mr. Cacos, except for Mrs. Cacos, who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of common shares owned by Mrs. Cacos.

(e)	On April 19, 2007, the Issuer issued 9,500,000 common shares in a private placement. As a result, Mr. Cacos ceased to be the beneficial owner of more than 5% of the class of securities.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.                  Material to be Filed as Exhibits.

None.

CUSIP No. 02351 P 105                                                                                                            Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 19, 2008	/s/ Nikolaos Cacos
Date	By:	Nikolaos Cacos